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                            September 1, 2020

       Rebecca A. Weyenberg
       Chief Financial Officer
       Astec Industries, Inc.
       1725 Shepherd Road
       Chattanooga, TN 37421

                                                        Re: Astec Industries,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2010
                                                            Filed March 17,
2020
                                                            Form 8-K
                                                            Filed August 5,
2020
                                                            File No. 001-11595

       Dear Ms. Weyenberg:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed August 5, 2020

       Exhibit 99.1, page 1

   1.                                                   We note your
highlighted presentation of the Non-GAAP measures, EBITDA and
                                                        Adjusted EBITDA, on
page 1 of your earnings release. Please revise in future filings to present the most
directly comparable GAAP measure (i.e. net income) with equal or greater prominence to
avoid placing undue prominence on the Non-GAAP measures.
                                                        Refer to the guidance
in Question 102.10 of the Division of Corporation Finance's
                                                        Compliance & Disclosure
Interpretations on Non-GAAP Financial Measures.
   2. In your GAAP to Non-GAAP Reconciliation Tables, please revise your presentations in future filings to
reconcile EBITDA and Adjusted EBITDA to net income and present each material adjustment
separately. Refer to the guidance in Question 103.02 of the
 Rebecca A. Weyenberg
Astec Industries, Inc.
September 1, 2020
Page 2
         Compliance & Disclosure Interpretations on Non-GAAP Financial
Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameRebecca A. Weyenberg                    Sincerely,
Comapany NameAstec Industries, Inc.
                                                          Division of
Corporation Finance
September 1, 2020 Page 2                                  Office of Technology
FirstName LastName